Exhibit 99.1

VisionChina Media Announces Appointment of Chief Financial Officer and Resignation of Independent Director

BEIJING, Aug. 27, 2012 /PRNewswire-Asia/ — VisionChina Media, Inc. (“VisionChina” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced the appointment of Mr. Stanley Yan Wang as the Company’s chief financial officer, effective immediately.

Mr. Limin Li, chairman and chief executive officer of VisionChina Media commented, “I’m pleased to announce the appointment of Stanley as our new chief financial officer. Having worked with Stanley for more than three years, I know firsthand his significant contributions to the Company. His deep understanding of the Company’s operations, extensive knowledge of accounting-related rules and regulations applicable to U.S.-listed companies and his long-term commitment to the Company and its goals make him the most suitable person to take on this important role.”

Mr. Stanley Yan Wang joined the Company as financial controller in March 2009, and later served as senior vice president of finance, taking charge of the Company’s daily financial operations. Prior to joining VisionChina Media, Mr. Wang was an audit manager at KPMG Guangzhou. He was involved in a number of initial public offerings and audits of U.S.-listed Chinese companies. Mr. Wang holds a bachelor’s degree from Guangdong University of Foreign Studies in Guangdong, China.

The Company also announced the resignation, due to personal reasons, of Mr. Daniel Shih as member of the Company’s board of directors, chairman of the Corporate Governance and Nominating Committee, and member of the Audit Committee and the Compensation Committee, effective from August 21, 2012.

Mr. Li concluded, “ We are sorry to see Daniel Shih leave us and we would like to thank him for his significant contributions as an independent director.”

After above change of the board of directors, VisionChina Media’s current board members are Mr. Limin Li, founder, chairman and chief executive officer of VisionChina Media; Mr. Kit Leong Low, director; Mr. Arthur Wong, independent director; Ms. Yanqing Liang, independent director and Ms. Xisong Tan, independent director. The board of directors shall appoint new members to fill the vacancies of various committees due to Mr. Daniel Shih’s resignation as soon as practicable.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of June 30, 2012, VisionChina Media’s advertising network included 136,075 digital television displays on mass transportation systems in 20 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Sharon Wu
VisionChina Media Inc.
Tel: +86-189-2677-2096
E-mail: sharon.wu@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86-135-1001-0107
E-mail: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989